SCHEDULE  13 (G)

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2(B)

PLANET ZANETT,INC.

(NAME OF ISSUER)

COMMON STOCK, NO PAR VALUE PER SHARE

  (TITLE OF CLASS OF SECURITIES)

727 04X 105

(CUSIP NUMBER)

OCTOBER 30, 2000

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d - 1(b)
[ ]	Rule 13d - 1(c)
[X]	Rule 13d - 1(d)

1	Names of Reporting persons	Michael K. Murtaugh
	I.R.S. Identification No. of above persons ( Entities Only)	###-##-####

2	Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3	SEC Use only

4	Citizenship or Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	76,397
	6	Shared Voting Power	818,491
	7	Sole Dispositive Power	76,397
	8	Shared Dispositive Power	818,491

9	Aggregate Amount Beneficially Owned by Each Reporting Person	894,888**

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[]

11	Percent of Class Represented by Amount in Row (9)	4.00%

12	Type of Reporting Person	IN

    **Based upon the information contained in the Company's Amended and Restated Merger Agreement, the total number of shares outstanding is 24,226,852.

ITEM 1(A).	NAME OF ISSUER:
Planet Zanett, Inc.

ITEM 1(B).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
135 E. 57th Street, 15th Floor New York, NY 10022

ITEM 2(A).	NAME OF PERSON FILING:
Michael K. Murtaugh

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
8501 W. Higgins Road, Suite 320, Chicago, Illinois 60631

ITEM 2(C).	CITIZENSHIP:
United States of America

ITEM 2(D).	TITLE OF CLASS OF SECURITIES:
Common Stock, no par value per share

ITEM 2(E).	CUSIP NUMBER:
*

* Incorporated by reference to cover page.

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B)OR (C), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable

ITEM 4	Ownership

ITEM 4 (A)	Amount beneficially owned:
*

ITEM 4 (B)	Percent of Class:
*

ITEM 4 (C)	Number of shares to which such person has: *
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or direct the disposition of

ITEM (5)	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]

ITEM (6)	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not Applicable

ITEM (7)	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.
Not Applicable

ITEM (8)	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM (9)	NOTICE OF DISSOLUTION OF A GROUP
Not Applicable

* Incorporated by reference to cover page.

ITEM (10)	CERTIFICATION
Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2000	/s/ Michael K. Murtaugh
Date	Signature